UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 376th MEETING OF THE BOARD OF DIRECTORS

HELD ON MAY 29th, 2019

1.         DATE, TIME AND PLACE: At 2 p.m., on May 29th, 2019, in the headquarters of the Company, located at Rua Jorge Figueiredo Corrêa, nº 1.632, parte, Jardim Professora Tarcília, CEP 13087-397, in the city of Campinas, state of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 3rd, Article 17 of the Bylaws of CPFL Energia.

3.         ATTENDANCE:  All the members of the Board of Directors (“Board”), pursuant to Paragraph 7th, Article 17 of the Bylaws.

4.         PRESIDING BOARD: Chairman – Bo Wen and Secretary – Valter Matta.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived, as all those present were aware of its content. The directors also resolved that these minutes will be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information was approved.

After discussing and examining the items on the Agenda, the Directors, by unanimous vote of those present, resolved:

Due to the subject to be discussed with regards to items (i) and (ii) of the Agenda, only the independent directors have discussed and voted on these items. The other members of the Board of Directors remained silent during the discussion and voting of such items and their votes counted as if they have abstained.

(i) To approve, by unanimous vote of the independent directors, the ratification of the hiring of UBS , a financial advisor, with undisputed and recognized experience, as chosen by the Company’s Related Parties Committee, to prepare a valuation report of the shares issued by CPFL Energias Renovéveis S.A. currently (“CPFL-R Shares”), which was used as a base to the price to be offered for the CPFL-R Shares (“Valuation Report”).

(ii) To approve, by unanimous vote of the independent directors, the price to be offered per CPFL-R Share held by State Grid Brazil Power Participações S.A. (“SGBPP”) of sixteen Reais and eighty-five cents (R$ 16.85), within the price range evidenced by the Valuation Report.

Starting with this item, all the members of the Board of Directors have discussed and voted on the following matters of the Agenda.

(iii) To approve the public offering, with restricted placement efforts, in accordance with CVM Instruction No. 476, as of January 16, 2009, as amended (“CVM Instruction 476”), of common shares (“Common Shares” or “Shares”) issued by the Company, all nominatives, book-entry, with no par value, all free and clear of any liens or encumbrances, including the Shares in the form of American Depositary Shares (“ADS”), represented by American Depositary Receipt (“ADR”), all free and clear of any liens or encumbrances;

(a) the public offer shall consist of (i) a public offering of initially 116,817,126 Common Shares, including the Shares in the form of ADSs, represented by ADRs ( “Shares of the Offering”): (A) with restricted placement efforts of, in accordance with the CVM Instruction 476, in the Federative Republic of Brazil (“Brazil”), in a non-organized over the counter market, in accordance with “Contrato de Colocação, Coordenação e Garantia Firme de Liquidação de Ações de Emissão da CPFL Energia S.A.” to be entered into among the Company and the Underwriters (as defined below) (“Brazilian Underwriting Agreement”), Law No. 6,385, as of December 7, 1976, as amended (“Capital Markets Law”) and in accordance with the proceedings of CVM Instruction 476, of the Código ANBIMA de Regulação e Melhores Práticas para as Ofertas Públicas de Distribuição e Aquisição de Valores Mobiliários currently in force (“ANBIMA Code”) and others legal provisions, including the Regulamento do Novo Mercado of B3 S.A. – Brasil, Bolsa, Balcão (“B3” and “Novo Mercado Rules”, respectively), the Ofício Circular 087/2014-DP, issued by B3 on November 28, 2014 (“Circular 87/2014”), under the coordination of Banco Itaú BBA S.A. (“Itaú BBA” or “Lead Underwriter”), Banco Santander (Brasil) S.A (“Santander”), Banco Bradesco BBI S.A. (“Bradesco BBI”), Banco BTG Pactual S.A. (“BTG Pactual”) and Banco Morgan Stanley S.A. ("Morgan Stanley" and, together with the Lead Underwriter, Santander, Bradesco BBI and BTG Pactual, the “Underwriters”), including placement efforts of the Shares abroad by Itau BBA USA Securities, Inc., Santander Investment Securities Inc., Bradesco Securities Inc., BTG Pactual US Capital LLC and Morgan Stanley & Co. LLC (together, the “International Offering Placement Agents”), exclusively to Foreign Investors (as defined below), provided that such Foreign Investors are registered with the CVM and invest in Brazil through the investment mechanisms ruled by the National Monetary Council of Brazil, the Central Bank of Brazil (“Central Bank”), the CVM and by other applicable legal and regulatory provisions, and under the terms of the International Offering Underwriting Agreement, as defined below (“Foreign Investors” and “Brazilian Offering”, respectively); and (B) outside of Brazil, under the coordination of Itau BBA USA Securities, Inc., Santander Investment Securities Inc., Bradesco Securities Inc., Banco BTG Pactual S.A. – Cayman Branch and Morgan Stanley & Co. LLC (together, the “International Offering Underwriters”), to be carried out in the United States of America, in the form of ADSs, represented by ADRs, to be listed and admitted for trading on the New York Stock Exchange (“NYSE”), in accordance with U.S. Securities Act of 1933 (“Securities Act”) and in accordance with the International Underwriting and Placement Agreement to be entered into by the Company, the International Offering Placement Agents and the International Offering Underwriters (“International Offering Underwriting Agreement”), representing each ADS two (2) Common Shares (“International Offering” and together with the Brazilian Offering, “Global Offering” or “Offering”);

(b) up to and including the date of completion of the Bookbuilding (as defined below), including, the number of Shares initially offered (excluding the Overallotment Shares as defined below), may, at the discretion of the Company, and as agreed with the Underwriters, be increased in up to twenty per cent (20%), that is, up to 23,363,425 new Shares issued by the Company, including the Shares in the form of ADSs, represented by ADRs, under the same conditions and at the same price of the Shares initially offered to satisfy any excess of demand that may be verified when the Price per Share (as defined below) is determined  (“Additional Shares”);

(c) in accordance with Article 5-B of CVM Instruction 476, the amount of Shares initially offered (excluding the Additional Shares), may be increased by the Overallotment Shares in up to fifteen percent (15%) of the total Shares initially offered, excluding the Additional Shares, that is, up to 17,522,568 Common Shares, including the Shares in the form of ADSs, represented by ADRs (“Overallotment Shares”), in accordance with the option to be granted to the Stabilizing Agent (as defined below), under the terms of the Underwriting Agreement, to be used exclusively to implement the share price stabilization activities (“Greenshoe Option”). The Stabilizing Agent, through the Brokerage Firm (as defined below), shall have the exclusive right, as of the date of execution of the Underwriting Agreement, including, and for a period up to thirty (30) days as of the date of the beginning of trading of the Shares object of the Offering in B3, to exercise the Greenshoe Option, fully or partially, in one or more times, after notifying the other Underwriters, provided that the decision to overallot the Shares is agreed  among the Stabilizing Agent and the other Underwriters when determining the Price Per Share;

(d) the issuance of the Shares of the Offering shall be carried out excluding the preemptive right of the Company’s current shareholders, pursuant to Article 172, item I, of the Law No. 6,404, as of December 15, 1976, and Article 5, paragraph 2nd of the Company’s bylaws;

(e) in accordance with Article 9-A, item I, of CVM Instruction 476, the shareholders shall be granted the priority to subscribe for Shares of the Offering (“Subscription Priority”) up to the totality of the Shares of the Offering effectively offered (including the Additional Shares and excluding the Overallotment Shares), and limited to the proportion of its respective shares in the Company’s capital stock (“Priority”);

(f) there may be reallocation of the Shares between the Brazilian Offering and the International Offering, due to the demand verified in Brazil and abroad, during the course of the Offering;

(g) the price per Share under the Offering (“Price per Share”) will be determined exclusively after the conclusion of the collection of investment intentions of Institutional Investors (as defined below), by the Underwriters in Brazil and by the International Offering Underwriters abroad (“Bookbuilding”), which will have as parameter the manifestations of interest according to the quality and quantity of demand (by volume and price) collected from Institutional Investors during the Bookbuilding. With regards to the International Offering, the price per Share in the form of ADSs will be equivalent to the Price per Share, converted into US dollars (US$) based on the exchange rate (sale) Real/US Dolar disclosed in the Central Bank’s website, on the date of conclusion of the Bookbuilding, pursuant to Central Bank’s Circular Letter No. 3,506, dated as of September 23, 2019, as amended (PTAX);

(h) due to the low liquidity of the Common Shares issued by the Company, both in terms of the number of trades per trade session and in terms of the financial volume trade per trade session, the most recent trade price of common shares issued by the Company would not be the best indication of the expected price for the Shares. Therefore, it is estimated that the Price per Share will be established between R$ 29.30 (twenty-nine Reais and thirty cents) and R$ 35.30 (thirty-five Reais and thirty cents) (“Range”) in the context of the Offering, and the final Price will be fixed after completion of the Bookbuilding, subjected to a new Board of Directors approval; and

(i) the net proceeds of the Offering shall be allocated by the Company to the acquisition of CPFL-R Shares owned by SGBP.

(iv) To approve the acts that the Company’s Board of Executive Officers has performed up to this date, solely and exclusively, for purposes of carrying out the Offering and to authorize the Company’s Board of Executive Officers: (a)  to execute the following main Offering documents: (a.1) Underwriting placement and facilitation agreement for international offer; (a.2) Underwriting placement and facilitation agreement for national offer; (a.3) Stabilization Agreement; (a.4) Prospectus Supplement; (a.5) Offer Memorandum; (a.6) as well as all the ancillary agreements necessary for the Offering in the terms approved herein; (b) to take all measures and perform all acts to implement the resolutions approved in this meeting, including, but not limited to, representing the Company before the CVM, B3, ANBIMA - Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais, the New York Stock Exchange and the U.S. Securities and Exchange Commission, as they may be necessary, and to perform, or cause to be performed, any acts and/or to negotiate, approve any agreements, communications, notifications, certificates, documents or instruments deemed necessary or appropriate to carry out the Offering.

(v) To approve, in terms of item (o) of Article 17 of the Bylaws:

(i) the election of the members to compose the Board of Directors of Instituto CPFL, to fulfill the term of office of two (2) years, according to the Instituto’s Bylaws: (i.a) Gustavo Estrella, Brazilian, married, administrator, bearer of the ID 8.806.922 IFP/RJ, inscribed in the individual taxpayers register of the Ministry of Finance (CPF/MF) under No. 037.234.097-09, resident and domiciled in the City of Campinas, State of São Paulo, with business address at Rua Jorge Figueiredo Corrêa, nº 1.632, part, Jardim Professora Tarcília, ZIP Code 13087-397, in the City of Campinas, State of São Paulo, as Chairman of the Board of Directors; (i.b) Gustavo Pinto Gachineiro, Brazilian, married, lawyer, bearer of the ID 18.974.765-1 SSP/SP, inscribed in the individual taxpayers register of the Ministry of Finance (CPF/MF) under No. 247.699.058-23, resident and domiciled in the City of Campinas, State of São Paulo, with business address at Rua Jorge Figueiredo Corrêa, nº 1.632, part, Jardim Professora Tarcília, ZIP Code 13087-397, in the city of Campinas, State of São Paulo, as Vice-Chairman of the Board of Directors; (i.c) Luis Henrique Ferreira Pinto, Brazilian, married, electrical engineer, bearer of the ID 12.504.909-2 SSP/SP, inscribed in the individual taxpayers register of the Ministry of Finance (CPF/MF) under No. 029.352.408-47, resident and domiciled in the City of Campinas, State of São Paulo, with business address at Rua Jorge Figueiredo Corrêa, nº 1.632, part, Jardim Professora Tarcília, ZIP Code 13087-397, in the City of Campinas, state of São Paulo, as effective member of the Board of Directors; and (i.d) Eduardo Saron Nunes, Brazilian, married, cultural manager, bearer of the ID 20.211.796-0 SSP/SP, inscribed in the individual taxpayers register of the Ministry of Finance (CPF/MF) under No. 143.605.828-70, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Jorge Figueiredo Corrêa, nº 1.632, part, Jardim Professora Tarcília, ZIP Code 13087-397, in the City of Campinas, State of São Paulo, as invited member of the Board of Directors; leaving three vacancies remaining;

(ii) the re-election of the members to compose the Fiscal Council of Instituto CPFL, to fulfill the term of office of two (2) years, according to the Instituto CPFL’s Bylaws: (ii.a) Arnaldo Rezende, Brazilian, married, teacher, bearer of the ID RG 1639875-SSP/PR, inscribed in the individual taxpayers register of the Ministry of Finance (CPF/MF) under No. 530.060.209-44, resident and domiciled in the City of Campinas, State of São Paulo, with business address at Rua Jorge Figueiredo Corrêa, nº 1.632, part, ZIP Code 13087-397, in the City of Campinas, State of São Paulo; (ii.b) Rafael Lazzaretti, Brazilin, married, engineer, bearer of the ID RG 34.120.740-8, inscribed in the individual taxpayers register of the Ministry of Finance (CPF/MF) under No. 312.219.028-14, resident and domiciled in the City of Campinas, State of São Paulo, with business address at Rua Jorge Figueiredo Corrêa, nº 1.632, part, ZIP Code 13087-397, in the City of Campinas, State of São Paulo; and (ii.c) Hélio Takashi Ito, Brazilian, married, auditor, bearer of the ID RG 19.270.895-8, inscribed in the individual taxpayers register of the Ministry of Finance (CPF/MF) under No. 154.696.228-00, resident and domiciled in the City of Paulínia, State of São Paulo, with business address at Rua Jorge Figueiredo Corrêa, nº 1.632, part, ZIP Code 13087-397, in the City of Campinas, State of São Paulo;

6. CLOSURE: There being no further business to discuss, the meeting was closed and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Bo Wen (Chairman), Mr. Shirong Lyu, Mr. Li Hong, Mr. Yang Qu, Mr. Anselmo Henrique Seto Leal, Mr. Yumeng Zhao, Mr. Gustavo Estrella, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes and Mr. Valter Matta (Secretary).

For legal purposes, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors' Meetings Book.

Campinas, May 29th, 2019.

Bo Wen

(Chairman)

Valter Matta

(Secretary)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 30, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.